UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25	SEC. FILE NUMBER 000-51718
CUSIP NUMBER 19647Y 708

NOTIFICATION OF LATE FILING
(Check one):	[ ] Form 10-K	[ ] Form 20-F	[ ] Form 11-K	[X] Form 10-Q	[ ] Form 10-D	[ ] Form N-SAR
[ ] Form N-CSR
	For Period Ended	August 31, 2013
	[ ]	Transition Report on Form 10-K
	[ ]	Transition Report on Form 20-F
	[ ]	Transition Report on Form 11-K
	[ ]	Transition Report on Form 10-Q
	[ ]	Transition Report on Form N-SAR
For the Transition Period Ended

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION
Colorado Goldfields Inc.
Full Name of Registrant
Not applicable
Former Name if Applicable
10920 West Alameda Avenue, Suite 201
Address of Principal Executive Office (Street and Number)
Lakewood, Colorado 80226
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate).

[x]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

[Missing Graphic Reference]

PART III - NARRATIVE

Rapidly changing outcomes in litigation in which the Company has been involved, along with developments and activities of the Company in its efforts to obtain project-level funding necessary in connection with its business plans, have delayed the preparation of Management’s Discussion and Analysis and other disclosures in our quarterly report.

While  the effect of these matters on the Company’s financial statements are not the fundamental reason for seeking additional time to file, the Company wishes to provide the most current and meaningful information possible.  As a result, Management has determined that a delay in filing the Company’s Form 10-Q for the three months ended February 28, 2014, is necessary and will result in the disclosure of more meaningful and useful information.   The registrant intends to file its Form 10-Q Report on or prior to April 21, 2014.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	C. Stephen Guyer	303	984-5324
	(Name)	(Area Code)	(Telephone Number)
(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).
			[X] Yes [ ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
			[ ] Yes [X] No
	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made

COLORADO GOLDFIELDS INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	: April 11, 2014	By	/s/ C. Stephen Guyer
C. Stephen Guyer Chief Financial Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.